Prudential Investment Portfolios 4
655 Broad Street
Newark, New Jersey 07102

June 26, 2017

VIA EDGAR SUBMISSION

Ms. Kathryn Hinke

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 4:

Post-Effective Amendment No. 46 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 50 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 333-10649

Investment Company Act No. 811-04930

Dear Ms. Hinke:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on April, 2017 on behalf of Prudential Investment Portfolios 4 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Muni High Income Fund (the Fund), which is the sole series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by telephone on June 1, 2017 by Mr. Alberto Zapata of the Commission Staff, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Kathryn Hinke prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to Ms. Kathryn Hinke, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

COMMENTS ON THE PROSPECTUS:

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies” please consider simplifying and rewriting in plain English the discussion which indicates that the Fund may invest in both investment grade as well as junk bonds.

Response: The discussion has been revised in response to this comment.

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” please include disclosure explaining why the additional securities index has been included, as well as the Lipper Average.

Response: The Registrant respectfully submits that this explanation is already included in the narrative text prior to the bar chart in compliance with Form N-1A. That text states that the average annual total returns table “also compares the Fund’s performance with the average annual total returns of an index or other benchmark and a group of similar mutual funds.” Instruction 2(b) to Item 4(b)(2) permits funds to include other indexes and to “disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).”

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” please confirm that the terms used in the chart showing minimum initial and minimum subsequent purchase requirements are consistent throughout the prospectus.

Response: Confirmed.

9. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please identify which strategies are principal and which strategies are non-principal, in accordance with recent SEC guidance.

In addition, please confirm that the summary includes are principal strategies.

Response: The Registrant confirms that it has reviewed the disclosures and revised them as necessary.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” it is unclear whether derivatives constitutes a principal strategy or risk. Please revise accordingly.

Response: See response to comment no. 9, above.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please consider repositioning the disclosure which discloses the Fund’s policy of investing at least 80% of its investable assets in municipal bonds is a fundamental policy of the Fund, so that it appears in proximity to the initial discussion pertaining to the 80% policy in the first paragraph of this section.

Response: The language has been repositioned in response to this comment.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please confirm that the risks relating to investing in municipal asset-backed securities have been disclosed, since these securities are discussed in this section.

Response: Risk disclosure discussing the risks of investing in municipal asset-backed securities has been included in the Prospectus.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” with respect to the discussion pertaining to “Obtaining Securities Ratings,” please explain whether or not this strategy has been used by the Fund in the past, and if utilized, please explain how a less favorable rating assigned to a security would be handled. In addition, if utilized, please explain what the accounting treatment would be, given that the disclosure states that “Assets of the Fund may be used to pay an NRSRO in connection with obtaining such ratings.”

Response: The disclosure has been removed from the Prospectus.

13. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” with respect to the discussion of “Investments in Affiliated Funds,” please confirm that all of the risks pertaining to these investments have been disclosed.

Response: Confirmed.

14. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies” in the table entitled “Principal & Non-Principal Strategies,” please provide a percentage range for each type of security or investment which is currently denoted as “percentage varies.”

Response: We believe that the existing disclosure is appropriate since we do not believe that inclusion of a percentage range would provide meaningful information for investors.

15. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please note that the discussion pertaining to Zero Coupon Municipal Bonds Risk does not correspond to the relevant strategy disclosure, since the strategy disclosure only discusses zero coupon bonds, as opposed to zero coupon municipal bonds.

Response: Because the Fund invests substantially all of its assets (and in any event, at least 80% of the Fund’s investable assets) in municipal bonds, we believe that the existing strategy discussion clearly relates to zero coupon municipal bonds, as opposed to zero coupon bonds in general.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please identify the risks associated with each type of derivative in which the Fund invests.

Response: After consideration, we believe that the current risk disclosure appropriately discloses the risks associated with the use of derivatives.

17. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please update the disclosure pertaining to the risks of investing in Puerto Rican municipal securities to reflect the recent Puerto Rico bankruptcy.

Response: The disclosure has been revised to reflect the recent Puerto Rico bankruptcy.

18. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the “Choosing a Share Class” sub-heading, please update the share class table to include Class Q shares.

Response: The share class table has been revised to include Class Q shares.

19. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the “Choosing a Share Class” sub-heading, please explain what is meant by “guidelines” in the following sentence:

“The Fund has advised financial intermediaries of the share class features and guidelines, per the Prospectus, and it is their responsibility to monitor and enforce these guidelines with respect to shareholders purchasing shares through financial intermediaries.”

Response: The disclosure explains that it is the responsibility of the intermediary to ensure that purchases of Fund shares through the intermediary are compliant with Fund policies. The disclosure is not intended to suggest or imply that the Fund is not responsible for its policies.

20. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” in the “Share Class Comparison” table, please consider going out to the 100th decimal point for all relevant figures.

Response: Upon review, we believe that the existing table format for figures provides investors with clear disclosure. As a result, we respectfully decline to revise the table in response to this comment.

21. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” in the “Share Class Comparison” table, please consider linking each trailing footnote to specific items in the table and numbering each footnote accordingly.

Response: The Registrant respectfully submits that no changes to the Share Class Comparison table are necessary. A number of the notes apply to more than one entry in the table and linking the notes to specific entries in the table would make it difficult to read. In addition, different funds use different versions of this table, depending on their class structure, and adding specific footnotes would make the updating process more cumbersome and inefficient.

22. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Reducing or Waiving Class A’s and Class C’s Sales Charges,” within the “Mutual Fund Programs” category, certain investors may be eligible if they participate in “..certain programs sponsored by financial intermediaries….” Additionally, within the “Other Types of Investors” category, registered representatives and employees of broker-dealers that have entered into dealer agreements with the Distributor are also eligible. Please include a list or other more specific disclosure detailing the financial institutions being referred to.

Response: The Fund makes the waivers in this section available to all investors purchasing through qualifying intermediaries. The Fund has numerous intermediaries, so the list would need to be updated frequently, causing the preparation and filing of a supplement to the Prospectus, and it is expected to add at least an additional page to the Prospectus to list out these companies. Such revisions could increase fees to shareholders. The Registrant does not believe that Form N-1A requires the actual identity of each intermediary in this context

23. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Qualifying for Class Q Shares,” the disclosure states that the minimum initial investment for institutional investors is generally $5 million. Please add a footnote to the “Share Class Comparison” table earlier in the Prospectus, to this effect.

Response: Upon consideration, we do not believe that including this footnote provides investors with improved disclosure, because, as discussed in “Qualifying for Class Q Shares,” the $5 million investment minimum is subject to modification and/or waiver as discussed in this section. For this same reason, in the Summary, Class Q shares are denoted as having no minimum initial investment requirement, but investors are directed to “Qualifying for Class Q Shares” for an explanation of purchase eligibility requirements.

24. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Qualifying for Class Q Shares,” for any type of investor where eligibility is based on a relationship with a “financial intermediary,” please specify and list all such financial intermediaries.

Response: Please see response to comment no. 22, above.

25. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Qualifying for Class Z Shares,” please specify and list the “financial intermediaries” who may have agreements with Prudential which would result in eligibility to purchase Class Z shares.

Response: Please see response to comment no. 22, above.

28. Comment: Please confirm whether or not the new Class Q shares of the Fund are considered by the Registrant to constitute “clean” shares as set out in the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017).

Response: The Registrant is still reviewing the No-Action Letter and has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

29. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Account Maintenance Fee for Accounts Held by the Transfer Agent,” please note that the $10,000 account minimum disclosed in this section does not apply to Class Z and Class Q shares.

Response: Because the $10,000 account minimum is applicable to Class Z accounts directly held by the Fund’s transfer agent, the table entitled “Shareholder Fees” in the Summary has been revised to disclose that Class Z accounts held by the Transfer Agent are subject to the account maintenance fee.

30. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Exchange Your Shares” please disclose and list the financial intermediaries who are eligible for the exchange of Class A shares for Class Z shares, as described in this section of the Prospectus.

Response: Please see response to comment no. 22, above.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION (SAI):

31. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” please include explanation with respect to fundamental investment restriction no. 2, which provides in pertinent part, that : “[The Fund may not]…. [i]ssue senior securities or borrow money or pledge its assets, except as permitted by the 1940 Act Laws, Interpretations and Exemptions.”

Response: The SAI has been revised to include relevant explanation.

32. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” please renumber as fundamental policy no. 8, the disclosure pertaining to the Fund’s policy of investing at least 80% of its assets in municipal bonds.

Response: The SAI has been revised to identify this fundamental policy as fundamental investment policy no. 8.

33. Comment: In Part I of the SAI, in the section entitled “Investment Restrictions,” please substitute the word “may” for the word “will” in the following sentence:

“For purposes of Investment Restriction 7, the Fund will currently lend up to 33 1/3% of the value of its total assets.:

Response: The SAI has been revised in response to this comment.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel